Exhibit 4.22

15 November 2021

Karen Krumeich

[***]

[***]

Dear Karen,

Offer of Employment with Kazia Therapeutics

On behalf of Kazia Therapeutics, Inc, I am pleased to offer you the position of Chief Financial Officer. We look forward to welcoming you as a colleague.

The terms of the position are as set forth below.

Position

Particulars. Your position, place of work, and commencement date will be as described in Attachment 1 of this letter.

Employer. Your employer will be Kazia Therapeutics, Inc (the “Company”), a Delaware company. Kazia reserves the right to assign your employment to other corporate entities within its group at its sole discretion.

Obligation to Best Efforts. You agree that you will, at all times, loyally and conscientiously perform all the duties and obligations associated with this role to the best of your ability and experience, and to the reasonable satisfaction of the Company.

No Interference. During the term of your employment, you further agree that you will devote all of your business time and attention to the business of the Company, the Company will be entitled to all of the benefits and profits arising from or incident to all such work services and advice, you will not render commercial or professional services of any nature to any person or organization, whether or not for compensation, without the prior written consent of the Company’s Board of Directors, and you will not directly or indirectly engage or participate in any business that is competitive in any manner with the business of the Company. Nothing in this letter agreement will prevent you from accepting speaking or presentation engagements in exchange for honoraria or from serving on boards of charitable organizations, or from owning no more than one percent (1%) of the outstanding equity securities of a corporation whose stock is listed on a national stock exchange.

Travel and Expenses. You acknowledge that the nature of the position may require frequent travel within and outside of the United States from time to time. The Company will make reasonable efforts to accommodate your circumstances and preferences in directing such travel. You will be entitled to reimbursement of reasonable and customary expenses incurred in carrying out the position, in accordance with the Company’s policies, on submission of an expense report and valid receipts.

Compensation

Salary. Your compensation will be as itemised in Attachment 1 of this letter and paid to you once per month pursuant to the Company’s regular payroll policy.

Performance and Salary Review. Your performance and compensation package will be reviewed no less than once annually. Any pay adjustments will be made in accordance with your performance and in reference to industry compensation benchmarks for comparable positions. Adjustments to compensation will be at Kazia’s sole discretion and are not guaranteed.

Sole Consideration. You acknowledge that the compensation described in Attachment 1 of this letter will be your only remuneration for your employment with the company. Kazia may require you to provide services and / or to hold offices within the Company or on behalf of the Company without additional remuneration. You will be required to work such hours as are reasonably required for the position, without additional payment for overtime or travel.

Equity Participation. Following your commencement, Kazia will recommend to the Board of Directors that you be granted options over the company’s stock, to an amount as specified in Attachment 1 of this letter. This grant is at the discretion of the Board of Directors and will be subject to the company’s Employee Stock Option Plan. At the discretion of the Board of Directors, you may be eligible for further grants of stock options during the term of your employment.

Benefits

Benefits. Your benefits will be as itemised in Attachment 1 of this letter.

Payment in Lieu of Benefits. For a period of up to eighteen (18) months following your commencement, Kazia reserves the right to request that you maintain health insurance associated with your prior employment under the COBRA scheme, for which Kazia will reimburse your premiums in their entirety. Should you not be eligible for COBRA, we require that you obtain a marketplace or State medical plan. This is to allow for Kazia to establish appropriate corporate health insurance policies and arrangements.

Vacation and Holidays. You will be eligible for paid time off (PTO) as itemised in Attachment 1 of this letter. You will also receive paid time off for US holidays observed by Kazia. Kazia’s policies regarding vacation and holidays will be provided to you separately on commencement.

Severance

If, at any time, (a) the Company terminates your employment without Cause (as defined herein), and other than as a result of your death or disability, or (b) you resign for Good Reason (as defined herein), and provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h)), you shall be entitled to receive the following severance benefits:

(a)

if in Connection with a Change in Control: (i) you shall be entitled to severance pay in the form of monthly payments equal to 12 months of your base salary in effect on the effective date of termination, (ii) a lump sum payout of a pro-rata bonus for the bonus year, based on good faith estimates of the achievement of performance goals on the date of termination, and (iii) if you timely elect continued health care coverage under COBRA, the Company shall pay the same proportion of your premium rate as before the date of termination or, if COBRA coverage is not available, then the Company shall reimburse you for such amount (in the same proportion as before the termination) through the earlier of (A) 6 months following the Separation from Service, or (B) the date upon which you and your eligible dependents become covered under similar plans (and you agree to notify the Company of such other coverage);

(b)

if other than in Connection with a Change in Control: (i) subject to the requirement to mitigate below, you shall be entitled to severance pay in the form of monthly payments equal to 6 months of your base salary in effect on the effective date of termination, (ii) a lump sum payout of a pro-rata bonus for the year, based on good faith estimates of the achievement of performance goals on the date of termination, and (iii) if you timely elect continued health care coverage under COBRA, the Company shall pay the same proportion of your premium rate as before the date of termination or, if COBRA coverage is not available, then the Company shall reimburse you for such amount (in the same proportion as before the termination) through the earlier of (A) 6 months following the Separation from Service, or (B) the date upon which you and your eligible dependents become covered under similar plans (and you agree to notify the Company of such other coverage).

Such severance benefits are conditional upon (a) your continuing compliance with your obligations under your Confidentiality Agreement and Proprietary Information and Inventions Agreement; (b) your delivery to the Company of an effective general release of claims in favor of the Company and its affiliates in a form acceptable to the Company within 30 days following your termination date. The monthly severance payments and lump sum bonus payment will be subject to standard deductions and withholdings following termination; provided, however, that no payments will be made prior to the 40th day following your termination. On the 40th day following your Separation from Service date, the Company will pay you the salary continuation payments that you would have received on or prior to such date in a lump sum under the original schedule but for the delay while waiting for the effectiveness of the release, with the balance of the cash severance and the bonus payment being paid as originally scheduled.

For purposes of this letter, “Cause” means (A) your conviction (including a guilty plea or a no contest plea) of a felony, or of any other crime involving fraud, dishonesty or moral turpitude; (B) your commission of or participation in a fraud against the Company; (C) your material breach of any written agreement between you and the Company (including but not limited to your Proprietary Information Agreement) or material breach or neglect of any statutory or fiduciary duty you owe to the Company; or (D) your conduct that constitutes gross insubordination or habitual neglect of your duties as determined by the Board; provided in each case that the Company gives you written notice and a reasonable opportunity to cure or to be heard by the Board before its final determination.

For purposes of this letter, “Change in Control” means (A) where, as a result of any takeover bid, scheme of arrangement or any other event or transaction, a person or entity becomes entitled to more than 50% of the Shares or to all or substantially all of the Group’s business and assets (provided that no sale or transfer undertaken in respect of an internal reorganisation of the structure, business or assets of the Group shall constitute a Change of Control Event); or (B) any other event determined by the Board to constitute a “Change of Control Event” for the purposes of these Rules (excluding, for the avoidance of doubt, an internal reorganisation of the structure, business or assets of the Group).

For purposes of this letter, you shall have “Good Reason” for your resignation from your employment with the Company and/or any of its subsidiaries or parent entities or successor entities for up to ninety (90) days following the occurrence of one of the following events without your consent and after having provided thirty (30) days prior written notice and an opportunity to cure to the Company and the failure by the Company to cure the event: (A) material reduction in your duties (including responsibilities and/or authorities), provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” in and of itself unless your new duties are substantially reduced from the prior duties; (B) relocation of your principal place of employment to a place that increases your one-way commute by more than fifty (50) miles as compared to your then current principal place of employment immediately prior to such relocation; (C) a reduction of at least 10% of your gross base salary (unless pursuant to a salary reduction program applicable generally to the Company’s executive employees); or (D) a change in your reporting line such that you report to a position subordinate to the Chief Executive Officer.

For purposes of this letter, “in Connection with a Change in Control” will mean if your employment is terminated during that period either three (3) months prior to or twelve (12) months following a Change in Control.

It is intended that the severance benefits payable under this letter satisfy, to the greatest extent possible, the exemptions from the application of Internal Revenue Code Section 409A provided under Treasury Regulations 1.409A 1(b)(4), 1.409A 1(b)(5) and 1.409A 1(b)(9), and this letter will be construed to the greatest extent possible as consistent with those provisions. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A 2(b)(2)(iii)), your right to receive instalment payments under this letter shall be treated as a right to receive a series of separate payments and, accordingly, each instalment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this letter, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), to the extent delayed commencement of any portion of the severance benefits to which you are entitled under this letter is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i), such portion of your benefits shall not be provided to you prior to the earlier of (i) the expiration of the six-month period measured from the date of your Separation from Service with the Company or (ii) the date of your death. Upon the first business day following the expiration of the applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this paragraph shall be paid in a lump sum to you, and any remaining payments due under this letter shall be paid as otherwise provided herein.

Terms of Employment

At-Will Employment. Notwithstanding any other obligation in this letter, your employment with the Company will be on an “at will” basis, meaning that either you or the Company may terminate your employment at any time for any reason or no reason.

Debarment and Suspension. You agree, assert, and affirm that you are in compliance with United States Federal Executive Order 12549 “Debarment and Suspension” and in further compliance with Executive Order 12689, and with Section 2455 of the Federal Acquisition Regulation as provided in 45 CFR 76 “Government-Wide Debarment and Suspension (Non-procurement) and Government-Wide Requirements for Drug-Free Workplace (Grants)”, and in further compliance with Office of Management and Budget Memorandum M-87-32, “Certification of Non-delinquency by Applicants for Federal Assistance,” that I, to the best of my knowledge and belief:

(a)	Am not presently debarred, suspended, proposed for debarment, declared ineligible, or voluntarily excluded by any Federal department or agency;

(b)

Have not within a three-year period preceding the Start Date been convicted of or had a civil judgment rendered against me for commission of fraud or a criminal offense in connection with obtaining, attempting to obtain, or performing a public (Federal, State, or local) transaction or contract under a public transaction; violation of Federal or State antitrust statutes or commission of embezzlement, theft, forgery, bribery, falsification or destruction of records, making false statements, or receiving stolen property;

(c)

Am not presently indicted for or otherwise criminally or civilly charged by a governmental entity (Federal, State, or local) with commission of any of the offenses enumerated in paragraph (1)(b) of this certification;

(d)	Have not within a three-year period preceding the Start Date had one or more public transactions (Federal, State, or local) terminated for cause or default; and

(e)	Am not currently delinquent on the repayment of any federal debt.

Confidentiality. You agree that, by executing this letter, you enter into a Confidentiality Agreement with the company, which is provided in Attachment 2 of this letter.

Work Product Agreement. You agree that, by executing this letter, you enter into a Proprietary Information and Inventions Agreement with the company, which is provided in Attachment 3 of this letter.

Notification of Material Changes. You agree to promptly notify Kazia of any material changes in your circumstances, including without limitation your residential address, your qualifications, professional memberships or certifications, or any of the representations and warranties contained in this letter.

Adherence to Policies. You acknowledge that you are expected act as a role model for the company and to uphold and champion its policies including, but not limited to, its policies relating to work health and safety, equal employment opportunities, anti-discrimination, harassment and bullying. You must also comply with any policies issued by the company, including policies relating to corporate governance.

Surveillance and Data Privacy. The company undertakes continuous and ongoing surveillance in relation to activities carried out on its premises, or using its property, in order to ensure that its workplaces are safe, and free of risk of harm to all employees and visitors, and also to protect the company’s business interests. In accepting employment with the company, you acknowledge the surveillance set out in this clause, and consent to such use.

Ownership of Physical Property. All document, apparatus, equipment and other physical property in any form furnished to you by the Company or produced by you or others in connection with your employment shall be and remain the sole property of the Company. You shall return to the Company all such documents, materials and property as and when requested by the Company, except only (i) personal copies of records relating to my compensation; (ii) if applicable, personal copies of any materials evidencing shares of the Company’s capital stock purchased by you and/or options to purchase shares of the Company’s capital stock granted to you; (iii) your copy of this Agreement and (iv) your personal property and personal documents that you bring with you to the Company and any personal correspondence and personal materials that you accumulate and keep at the Company’s office during your employment. Even if the Company does not so request, you shall return all such documents, materials and property upon termination of your employment, and, except for your personal documents, you will not take with you any such documents, material or property or any reproduction thereof upon such termination.

Obligations at Termination. Upon termination of your employment for any reason, you must, at the Company’s request, cooperate with the company and render all reasonable assistance in the prosecution or defence of legal claims and proceedings. You must execute all documents and give all reasonable assistance required to relinquish offices held on behalf of the Company, and to allow the Company to protect intellectual property and confidential information.

Non-Solicitation. During your employment, and for a period of twelve (12) months after termination, you may not directly or indirectly solicit, induce, recruit or encourage any of the Company’s employees or consultants to terminate their relationship with the Company, or attempt any of the foregoing, either for yourself or any other person or entity.

Conditions of Employment

Proof of Right to Work. For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

Background and Credit Review. You agree to and will promptly complete any necessary documentation to allow a personal background and credit review. All information will be held strictly confidential but will be used to finally qualify you for this position. Satisfactory passage of this check must be completed within seven (7) business days of your date of hire, or our employment relationship with you may be terminated.

Warranties. In accepting this offer of employment, you warrant that:-

(a)	You will not be in breach of any agreement with, or obligation owed to, any third party; and

(b)	You have disclosed all material information to Kazia which may be relevant to the company’s decision to offer you employment; and

(c)	Any representations you have made as to your qualifications, skills, experience, industry knowledge, business influence, contacts, and employment history are true and correct and complete.

We are all delighted to be able to extend you this offer and look forward to working with you. To indicate your acceptance of the Company’s offer, please sign and date this letter in the space provided below, and separately on Attachment 2 and Attachment 3. Please return the signed documents to the company. This letter, together with its Attachments, set forth the terms of your employment with the Company and supersede any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by the Company and by you.

Yours sincerely,

For and on behalf of Kazia Therapeutics:-

/s/ James Garner
Dr James Garner Chief Executive Officer

Accepted and agreed by:-

/s/ Karen Krumeich
Karen Krumeich Date: 16 November 2021

ATTACHMENT 1

PARTICULARS OF EMPLOYMENT

Position	Chief Financial Officer

Position Overview	As Chief Financial Officer, you will be responsible for the company’s financial management, the maintenance of its accounts, its statutory reporting, and its compliance with the requirements of SEC, NASDAQ, ASX, and other applicable authorities. In addition, you will play a central role in securing additional financing for the company from capital markets, by establishing active relationships with key bankers, brokers, investors, and other stakeholders. As a member of the Company’s Executive Leadership Team, you will work closely with the Chief Executive Officer to shape the Company’s strategy, culture, management team, and business model.

Manager	Chief Executive Officer

Place of Work	Home-based in PA

Commencement Date	TBD

Base Salary	US$ 400,000 per annum (paid as $33,333 per calendar month)

Target Bonus	40% of your annual base salary

LTI Options Grant (subject to Board approval)	800,000 (eight hundred thousand) options over Kazia’s ASX-listed stock, to vest in four equal annual instalments, beginning on the first anniversary of joining

Health Insurance	Health, Dental, and Vision 100% of premium for employees and a proportion of premium, not less than 50%, for dependents

401(k) Plan	Company sponsored Safe Harbor 401k Plan with Company Match (100% for first 4% and 50% for next 2%). Employees are eligible to participate after one pay cycle. Matching is immediate with no vesting period.

Paid Time Off (PTO)	20 days per calendar year

ATTACHMENT 2

CONFIDENTIALITY AGREEMENT

For the purposes of this Agreement, Confidential Information means information which came to the employee’s knowledge in the course of, or as a result of, their employment including, but not limited to:

(a)	the business or affairs, financial information, intellectual property, business plans, research and development, and sales and marketing information of the Company;

(b)	unpatented molecular structures, manufacturing processes, assay methodologies, preclinical or clinical data;

(c)	information which would reasonably be considered to be of a business sensitive nature;

(d)	trade secrets and confidential information and know-how of the Company;

(e)	information regarding investments, investment opportunities, investment strategies and investment research of the Company; and

(f)	confidential information of a third party that has been shared with Company.

Confidential Information will not include information which is or becomes readily available in the public domain otherwise than as a result of the breach of this Agreement.

The employee must not use or disclose this Confidential Information during and after their employment, and must take all reasonable steps to prevent the unauthorised disclosure of the Confidential Information, except in the following circumstances:

(a)	the Company has given its prior written consent; or

(b)	in the proper course of performing their duties and for the benefit of the Company; or

(c)	to the extent required by law.

Without limiting the generality of the above, the employee must not disclose Confidential Information to other employees of the Company unless these employees are authorised by the Company to receive this information and need to know this information to perform their duties to the Company.

The employee must immediately notify the Company if the employee suspects or becomes aware that Confidential Information has been improperly used, copied or disclosed.

The employee must not copy or remove from the Company’s premises any document which contains Confidential Information except for the purpose of properly performing the duties of the position and for the benefit of the Company.

The employee must provide assistance reasonably requested by the Company in relation to proceedings against any person for unauthorised use, copying or disclosure of Confidential Information.

Accepted and agreed by:-

/s/ Karen Krumeich
Name: Karen Kremeich Date: 16 November 2021

ATTACHMENT 3

PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

In exchange for my becoming employed (or my employment being continued), or retained as a consultant (or my consulting relationship being continued), by Kazia Therapeutics, or any of its current or future subsidiaries, affiliates, successors or assigns (collectively, the “Company”), and for any cash and equity compensation for my services, I hereby agree as follows:

Assignment of Inventions.

(a)

Without further compensation, I hereby agree promptly to disclose to the Company, all Inventions (as defined below) which I may solely or jointly develop or reduce to practice during the period of my employment or consulting relationship with the Company which (i) pertain to any line of business activity of the Company, (ii) are aided by the use of time, material or facilities of the Company, whether or not during working hours or (iii) relate to any of my work during the period of my employment or consulting relationship with the Company, whether or not during normal working hours (“Company Inventions”). During the term of my employment or consultancy, all Company Inventions that I conceive, reduce to practice, develop or have developed (in whole or in part, either alone or jointly with others) shall be the sole property of the Company and its assigns to the maximum extent permitted by law (and to the fullest extent permitted by law shall be deemed “works made for hire”), and the Company and its assigns shall be the sole owner of all patents, copyrights, trademarks, trade secrets and other rights in connection therewith. I hereby assign to the Company any rights that I may have or acquire in such Company Inventions.

(b)

I have provided to the Company, prior to my engagement, a complete list of all Inventions, if any, made by me prior to my employment or consulting relationship with the Company that are relevant to the Company’s business, and I represent and warrant that such list is complete. If no such list is provided, I represent that I have no such Inventions at the time of signing this Agreement. If in the course of my employment or consultancy (as the case may be) with the Company, I use or incorporate any Invention in which I have an interest into a product or process of the Company, the Company is hereby granted a nonexclusive, fully paid-up, royalty-free, perpetual, irrevocable worldwide license of my interest to use and sublicense such Invention without restriction of any kind.

NOTICE REQUIRED BY REVISED CODE OF WASHINGTON 49.44.140:

Any assignment of Inventions required by this Agreement does not apply to an Invention for which no equipment, supplies, facility or trade secret information of the Company was used and which was developed entirely on the employee’s own time, unless (a) the Invention relates (i) directly to the business of the Company or (ii) to the Company’s actual or demonstrably anticipated research or development or (b) the Invention results from any work performed by the employee for the Company.

Further Assistance and Power of Attorney. I agree to perform, during and after my employment or consulting relationship, all acts deemed necessary or desirable by the Company to permit and assist it, at its expense, in obtaining and enforcing the full benefits, enjoyment, rights and title throughout the world in the Inventions assigned to the Company as set forth in Section 4 above. Such acts may include, but are not limited to, execution of documents and assistance or cooperation in legal proceedings. I hereby irrevocably designate the Company and its duly authorized officers and agents as my agent and attorney-in fact, to execute and file on my behalf any such applications and to do all other lawful acts to further the prosecution and issuance of patents, copyright and mask work registrations related to such Inventions. This power of attorney shall not be affected by my subsequent incapacity.

Inventions. As used in this Agreement, the term “Inventions” means discoveries, developments, concepts, designs, ideas, know how, improvements, inventions, trade secrets and/or original works of authorship, whether or not patentable, copyrightable or otherwise legally protectable. This includes, but is not limited to, any new product, machine, article of manufacture, biological material, method, procedure, process, technique, use, equipment, device, apparatus, system, compound, formulation, composition of matter, design or configuration of any kind, or any improvement thereon.

Survival. This Agreement (a) shall survive for a period of five years beyond the termination of my employment by or consulting relationship with the Company, (b) inures to the benefit of successors and assigns of the Company and (c) is binding upon my heirs and legal representatives.

Injunctive Relief. I acknowledge that violation of this Agreement by me may cause irreparable injury to the Company, and I agree that the Company will be entitled to seek extraordinary relief in court, including, but not limited to, temporary restraining orders, preliminary injunctions and permanent injunctions without the necessity of posting a bond or other security and without prejudice to any other rights and remedies that the Company may have for a breach of this Agreement.

Accepted and agreed by:-

/s/ Karen Krumeich
Name: Karen Krumeich Date: 16 November 2021